# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MapLight Therapeutics, Inc., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001857522

## Reporting persons
- Nan Fung Group Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,915,874; sole dispositive power 0; shared dispositive power 2,915,874; aggregate amount beneficially owned 2,915,874 (5.5% of the class)
- NF Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,911,774; sole dispositive power 0; shared dispositive power 2,911,774; aggregate amount beneficially owned 2,911,774 (5.5% of the class)
- Nan Fung Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,283,052; sole dispositive power 0; shared dispositive power 1,283,052; aggregate amount beneficially owned 1,283,052 (2.4% of the class)
- NFLS Platform Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 671,606; sole dispositive power 0; shared dispositive power 671,606; aggregate amount beneficially owned 671,606 (1.3% of the class)
- Pivotal Life Sciences Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 611,446; sole dispositive power 0; shared dispositive power 611,446; aggregate amount beneficially owned 611,446 (1.2% of the class)
- Pivotal Partners Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 611,446; sole dispositive power 0; shared dispositive power 611,446; aggregate amount beneficially owned 611,446 (1.2% of the class)
- Pivotal bioVenture Partners Fund II G.P. Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 611,446; sole dispositive power 0; shared dispositive power 611,446; aggregate amount beneficially owned 611,446 (1.2% of the class)
- Pivotal bioVenture Partners Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 611,446; sole dispositive power 0; shared dispositive power 611,446; aggregate amount beneficially owned 611,446 (1.2% of the class)
- NFLS Beta Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 671,606; sole dispositive power 0; shared dispositive power 671,606; aggregate amount beneficially owned 671,606 (1.3% of the class)
- Permwell Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,628,722; sole dispositive power 0; shared dispositive power 1,628,722; aggregate amount beneficially owned 1,628,722 (3.1% of the class)

## Item 1. Issuer
Name of issuer: MapLight Therapeutics, Inc.
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, CA 94063

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of common stock, par value $0.0001 per share (the "Common Stock") of MapLight Therapeutics, Inc. (the "Issuer") are:

(i) Nan Fung Group Holdings Limited ("NFGHL")
(ii) NF Investment Holdings Limited ("NFIHL")
(iii) Nan Fung Life Sciences Holdings Limited ("Nan Fung Life Sciences")
(iv) NFLS Platform Holdings Limited ("NFLS Platform")
(v) Pivotal Life Sciences Holdings Limited ("Pivotal Life Sciences")
(vi) Pivotal Partners Ltd ("Pivotal Partners")
(vii) Pivotal bioVenture Partners Fund II G.P. Ltd ("Pivotal II GP")
(viii) Pivotal bioVenture Partners Fund II, L.P. ("Pivotal II," and together with Pivotal Life Sciences, Pivotal Partners, and Pivotal II GP, the "Pivotal Entities")
(ix) NFLS Beta Limited ("NFLS Beta")
(x) Permwell Management Limited ("Permwell")
Address of principal business office or, if none, residence: The address of the principal business office of each of the Pivotal Entities is 501 Second Street, Suite 200, San Francisco, CA 94107. The principal business address of each of NFGHL and Permwell is 17th Floor, AIRSIDE, 2 Concorde Road, Kai Tak, Hong Kong. The registered office address of each of NFIHL, Nan Fung Life Sciences and NFLS Beta is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered office address of NFLS Platform is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
Citizenship: Pivotal II is a Cayman Islands exempted limited partnership. Pivotal II GP is a Cayman Islands exempted company. Pivotal Partners is a Cayman Islands exempted company. Pivotal Life Sciences is a Cayman Islands exempted company. Nan Fung Life Sciences, NFIHL, NFGHL, and NFLS Beta are incorporated in the British Virgin Islands. NFLS Platform and Permwell are incorporated in the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. Pivotal II directly holds 611,446 shares of Common Stock. NFLS Beta directly holds 671,606 shares of Common Stock. Permwell directly holds 1,628,722 shares of Common Stock.

Pivotal II GP is the general partner of Pivotal II, and is wholly owned by Pivotal Partners. Pivotal Partners is wholly owned by Pivotal Life Sciences. Pivotal Life Sciences is wholly owned by Nan Fung Life Sciences, and Nan Fung Life Sciences is wholly owned by NFIHL, which is wholly owned by NFGHL. NFLS Beta is wholly owned by NFLS Platform, which is wholly owned by Nan Fung Life Sciences. Permwell is wholly owned by NFIHL.

The members of the Executive Committee of NFGHL (the "Excomm") make investment decisions with respect to the securities of the Issuer held by NFLS Beta and Permwell. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao, Ms. Heqing Huang and Mr. Chun Wai Nelson Tang are the members of the Excomm. The members of the Excomm and the members of the Life Sciences Committee of NFGHL make investment decisions with respect to the securities of the Issuer held by Pivotal II. Mr. Kam Chung Leung, Mr. Vincent Sai Sing Cheung, Mr. Stephen Pui Kuen Cheung, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao, Ms. Xintong Sun, Mr. Peter Bisgaard, and Dr. Robert Hopfner are the members of the Life Sciences Committee of NFGHL.

The amounts set forth in Rows 5 through 9 of the cover page of NFGHL also reflect 3,500 shares of Common Stock held by Mr. Bisgaard and 600 shares of Common Stock held by Mr. Hopfner. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by Messrs. Bisgaard and Hopfner.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 52,848,208 shares of voting Common Stock outstanding, consisting of (i) 43,650,321 shares of voting Common Stock outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2026 and (ii) 9,197,887 shares of voting Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 13, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Nan Fung Group Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (08/20/2026)
- NF Investment Holdings Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (08/20/2026)
- Nan Fung Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (08/20/2026)
- NFLS Platform Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (08/20/2026)
- Pivotal Life Sciences Holdings Limited: /s/ Sun Xintong, Sun Xintong, Director (08/20/2026)
- Pivotal Partners Ltd: /s/ Sun Xintong, Sun Xintong, Director (08/20/2026)
- Pivotal bioVenture Partners Fund II G.P. Ltd: /s/ Peter Tuxen Bisgaard, By: Peter Tuxen Bisgaard, Director (08/20/2026)
- Pivotal bioVenture Partners Fund II, L.P.: Pivotal bioVenture Partners Fund II G.P. Ltd, its general partner (08/20/2026)
- Pivotal bioVenture Partners Fund II, L.P.: /s/ Peter Tuxen Bisgaard, By: Peter Tuxen Bisgaard, Director (08/20/2026)
- NFLS Beta Limited: /s/ Sun Xintong, Sun Xintong, Director (08/20/2026)
- Permwell Management Limited: /s/ Tang Chun Wai Nelson, Tang Chun Wai Nelson, Director (08/20/2026)